Exhibit 2

AGREEMENT AND PLAN OF MERGER

by and among

ENGHOUSE HOLDINGS (UK) LIMITED

ENG HOUSE MERGER SUBSIDIARY LTD.

and

MIND C.T.I. LTD.

Dated as of November 10, 2026

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

		Page
Article VII Conditions Precedent
Section 7.1	Conditions to Each Party’s Obligation to Effect the Merger	35
Section 7.2	Conditions to Obligations of the Company to Effect the Merger	35
Section 7.3	Conditions to Obligations of Purchaser and Merger Sub to effect the Merger	36
Article VIII Termination
Section 8.1	Termination	35
Section 8.2	Notice of Termination; Effect of Termination	36
Section 8.3	Fees and Expenses	37
Article IX Miscellaneous
Section 9.1	Amendment	38
Section 9.2	Governing Law and Venue	38
Section 9.3	Extension; Waiver	38
Section 9.4	Notices	38
Section 9.5	Interpretation	39
Section 9.6	Counterparts	40
Section 9.7	Entire Agreement; Third-Party Beneficiaries	40
Section 9.8	Severability	40
Section 9.9	Other Remedies; Specific Performance	40
Section 9.10	Assignment	40
Section 9.11	Non-Survival of Representations, Warranties and Agreements	40

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 10, 2026, by and among Enghouse Holdings (UK) Limited, a UK corporation (“Purchaser”), Eng House Merger Subsidiary Ltd., an Israeli company and a wholly owned subsidiary of Purchaser (“Merger Sub”), and MIND C.T.I. Ltd., an Israeli company (the “Company”). Purchaser, Merger Sub and the Company are each referred to herein as a “Party”, and collectively as the “Parties”.

RECITALS

A.	The Parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999, of the State of Israel (the “Companies Law”), following which, Merger Sub will cease to exist, the Company will become a direct wholly owned Subsidiary of Purchaser, and the Company Shares will be exchanged for the right to be paid the Merger Consideration.

B.	The board of directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions.

C.	The board of directors of each of Purchaser and Merger Sub has approved this Agreement, the Merger and the other Transactions, and the board of directors of Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Transactions. Simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other Transactions.

D.	Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of Purchaser’s willingness to enter into this Agreement: (i) the shareholder(s) of the Company identified in Schedule A are entering into voting undertakings in the form attached hereto as Exhibit A and (ii) each of the directors of the Company set forth on Schedule B hereto is executing a resignation letter in substantially the form attached as Exhibit B hereto, the effectiveness of which is conditioned on the consummation of the Merger.

E.	Concurrently with the execution and delivery of this Agreement, Enghouse Systems Limited, an Ontario corporation and the parent of Purchaser, has delivered a guarantee to the Company, in the form attached hereto as Exhibit C (the “Parent Guarantee”), in respect of the obligations of Purchaser and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

Article I

Definitions

Section 1.1               Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreement” means this Agreement, together with all Exhibits and Schedules attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

“Articles of Association” means the articles of associations of the Company as of the date hereof.

“Benefit Plan” means an Employee Welfare Benefit Plan or an Employee Pension Benefit Plan or a plan which is both an Employee Welfare Benefit Plan and an Employee Pension Benefit Plan and any other material employee benefit plan, program or arrangement, including without limitation, retirement, pension, bonus, stock or share purchase, profit sharing, stock or share option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit that is maintained or otherwise contributed to, or required to be contributed to, by the Company or its Subsidiaries for the benefit of the employees and to which the Company or its Subsidiaries have or in the future could have any direct or indirect or contingent liability.

“Board of Directors” means the board of directors of the Company.

“Business” means the business carried on by the Company and its Subsidiaries in developing, manufacturing and selling computer software and hardware, including providing implementation, integration, training, support and maintenance services.

“Business Day” means any day other than Friday, Saturday or any other day on which banks are legally permitted to be closed in Israel or Toronto, Canada.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Claim” means any claim, demand, action, cause of action, suit or proceeding.

“Company 102 Options” means Company Share Options granted and subject to tax under Section 102(b)(2) or 102(b)(3) of the Ordinance.

“Company 3(i) Options” means Company Share Options granted and subject to tax under Section 3(i) of the Ordinance.

“Company Employee” means an employee of the Company or of a Subsidiary thereof.

“Company-Owned Intellectual Property Rights” means any Intellectual Property rights that are owned by the Company or any of its Subsidiaries.

“Company Share Option” means an option to purchase Company Shares granted pursuant to the Company Share Option Plan, including Company 102 Options and Company 3(i) Options.

“Company Share Option Plan” means the Company’s 2011 Share Incentive Plan as amended.

“Company Shares” means ordinary shares, NIS 0.01 par value per share, of the Company.

“Company Software” means all proprietary computer software programs owned by the Company or any of its Subsidiaries that are incorporated in, or constitute, products currently licensed, sold, distributed or otherwise made available by the Company or any of its Subsidiaries to customers in the conduct of the Business as presently conducted, including the source code, object code and related documentation owned by the Company or any of its Subsidiaries for such programs. “Company Software” excludes software used solely for internal administrative or information technology purposes.

“Confidentiality Agreement” means the confidentiality agreement entered into in connection with the Transactions, dated August 24, 2026.

“Employee Welfare Benefit Plan” means any plan, fund, or program established or maintained or contributed to by an employer to provide to participants and their beneficiaries either (i) medical, surgical, or hospital care or benefits, (ii) benefits in the event of sickness, accident, disability, death or unemployment, (iii) vacation benefits, (iv) apprenticeship or training benefits, (v) day care benefits, (vi) educational scholarship benefits, (vii) housing subsidy benefits, (viii) prepaid legal services benefits, or similar benefits.

“Employee Pension Benefit Plan” means any plan, fund, or program established or maintained by an employer to provide to employees either (i) retirement income or (ii) income deferral for periods extending to or after termination of covered employment, but excluding both (a) severance pay arrangements and (b) supplemental retirement income payments intended to offset in whole or in part cost of living increases.

“Contract” means any binding written, oral, electronic or other contract, lease, license, sublicense, instrument, note, bond, indenture, option, warrant, purchase order, arrangement, commitment, undertaking, obligation or understanding of any nature.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Encumbrances” means any liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

“Governmental Authority” means any: (a) national, federal, state, county, municipal or local Israeli or foreign government (including, without limitation, any U.S., German or Romanian government) or any entity exercising executive, legislative, judicial, regulatory, taxing, licensing or other administrative functions of or pertaining to government; or (b) agency, division, bureau, department, or other political subdivision of any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended.

“GAAP” means generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statements.

“Intellectual Property” means any or all of the following: (i) works of authorship including computer programs, source code and executable code, whether embodied in Company Software, firmware or otherwise, documentation, designs, files, records, schematics, layouts, data and mask works; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, including trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) patent and patent applications, logos, trade names, trade dress, trademarks and service marks; (vi) domain names, web addresses and sites; (vii) methods and processes and software tools; and (viii) proprietary rights relating to any of the foregoing, including without limitation associated goodwill and remedies against infringement thereof.

“Knowledge” means the actual knowledge after reasonable inquiry of the Company's CEO, CFO and Chairman of the Board of Directors.

“ITA” means the Israel Tax Authority.

“Laws” shall mean any order, any federal, state, provincial, local or other statute, law, rule of common law, or code of any kind, domestic or foreign, and the rules, regulations, ordinances and standards promulgated thereunder and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

“Legal Requirements” means any Israeli, U.S., German or Romanian federal or state law, or material local or municipal law, or foreign or other law, statute, constitution, ordinance, code, edict, decree, judgment, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of a Governmental Authority.

“Maintenance Contracts” means all contracts, commitments, and purchase orders between the Company or any of its Subsidiaries and a customer pursuant to which the Company or any of its Subsidiaries provides maintenance and support services for Company Software, third-party software or third-party hardware, including without limitation, those contracts set forth in Schedule 4.8.

“Material Adverse Effect” means a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, other than any effect relating to or arising from: (i) changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which the Company or its Subsidiaries conduct a material portion of its business, (ii) any events, circumstances, changes or effects that affect the industries in which the Company or its subsidiaries operate, (iii) any changes in Legal Requirements applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or changes in GAAP, in each case, occurring after the date of this Agreement, (iv) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt in any material manner the business or operations of the Company or any of its material Subsidiaries), (v) the negotiation, announcement or performance of this Agreement and the Transactions (including without limitation the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, employees, investors, or venture partners) or any action taken by the Company at the request of or with the consent of Purchaser, (vi) any decline in the market price or decrease or increase in the trading volume of Company Shares, (vii) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period, (viii) any litigation arising from or relating to this Agreement, the Merger or the other Transactions, (and (ix) the failure to obtain the consent of a counterparty under any Contract in connection with the transactions contemplated by this Agreement, except, with respect to subsections (i) to (iii), to the extent such change, event, occurrence or development disproportionately and adversely affects the Company, taken as a whole, compared to similar companies operating in the same industry.

“Memorandum of Association” means the memorandum of association of the Company as of the date hereof.

“Nasdaq” means The Nasdaq Global Market, a.k.a. the Nasdaq Stock Market.

“Net Cash Amount” means the cash balance of the Company (A) minus all unpaid payments, fees, expenses and other costs of the Company for (i) transaction costs including advisory and other fees and expenses for investment banking, legal, tax, accounting and other advisory expert, or agent fees and expenses, (ii) change of control bonuses and Transaction-related payments, (iii) director and officer insurance, (B) plus all amounts paid by the Company for repurchases of Company Shares by the Company under its buyback program that are completed on or after April 1, 2026.

“Permitted Encumbrance” shall mean (i) any statutory Encumbrance for Taxes not yet due or the amount of validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP, (ii) Encumbrances securing indebtedness or liabilities that are reflected in the most recent Company SEC Documents filed prior to the date hereof, (iii) such non-monetary liens or other imperfections of title, if any, that, do not individually or in the aggregate, adversely affect the use of the relevant property or assets, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Encumbrances imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Encumbrances disclosed on existing title reports or existing surveys, and (vi) Encumbrances under applicable securities Laws, (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Encumbrances, incurred in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as amended.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or Controlled by such Person or by one or more of its Subsidiaries.

“Tax” or, collectively, “Taxes”, means: (i) any and all Government Authority taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts; and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under United States Treas. Reg. Section 1.1502-6 or any comparable Legal Requirements of any Governmental Authority).

“Total Common Merger Consideration” shall mean the product of (x) the number of Company Shares issued and outstanding (other than those shares cancelled pursuant to Section 3.1(a)) immediately prior to the Effective Time multiplied by (y) the Merger Consideration.

“Valid Tax Certificate” means a certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in customary form and substance satisfactory to the Israeli Withholding Agent, that is applicable to the payments to be made to any Person pursuant to this Agreement and stating that no withholding, or reduced withholding, of Israeli Tax is required with respect to such payment, or providing any other instructions regarding Tax withholding.

Section 1.2               Other Terms.

Accounting terms not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings ascribed to them under GAAP.

Article II

The Merger

Section 2.1               The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company in accordance with Sections 314 through 327 of the Companies Law, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Corporation”) and a direct wholly owned Subsidiary of Purchaser.

Section 2.2               Closing. Unless otherwise mutually agreed to in writing between the Parties, the closing of the Merger and the other Transactions (the “Closing”) shall take place remotely by exchange of documents and signatures, subject to the terms and conditions of this Agreement, at a time and date to be designated by the Parties which shall be no later than the fifth business day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII to be satisfied or waived (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date and location as the Parties hereto shall mutually agree. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.

Section 2.3               Effective Time. As soon as practicable following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver (and Purchaser shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing in which the Companies Registrar is requested to issue a certificate confirming the completion of the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver promptly following the Closing. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the “Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall both occur on the Closing Date.

Section 2.4               Effect of Merger.At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Purchaser, Merger Sub, the Company or any shareholder of the Company, the following shall occur:

(a)                Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation;

(b)                all of the rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation;

(c)                the Articles of Association of Merger Sub, as in effect immediately prior to and at the Effective Time, shall be the Articles of Association of the Surviving Corporation (the “Surviving Corporation Articles”), until duly amended as provided therein or by applicable Law; and

(d)                the directors of Merger Sub as of immediately prior to the Effective Time shall, as of the Effective Time, be appointed to serve as the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the Surviving Corporation Articles and applicable Law.

Section 2.5               Directors. The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until their resignation or removal (as the case may be) in accordance with the Surviving Corporation Articles.

Section 2.6               Subsidiary Transfers. The parties acknowledge that, on the Effective Date, concurrent with the issuance of the Certificate of Merger, the Purchaser may transfer certain of the Subsidiaries to certain subsidiaries of the Purchaser, at the sole expense of the Purchaser.

Article III

Effect of the Merger on Share Capital; Payment

Section 3.1               Effect on Share Capital.At the Effective Time, by virtue of, and simultaneously with, the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)                Cancellation of Company Securities. Each of the Company Shares held by the Company as dormant shares or held by Purchaser or Merger Sub immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b)                Conversion of Company Securities. Except as otherwise provided in this Agreement, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a) hereof) shall be automatically converted into the right to receive $1.30 in cash, without interest (the “Merger Consideration”). All Company Share Options shall be treated in accordance with Section 3.3 hereof.

(c)                Each Company Share to be converted into the right to receive the applicable merger consideration as provided in Section 3.1(b) shall be automatically cancelled and shall cease to exist and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Shares shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2 of this Agreement, the applicable Merger Consideration, without interest thereon.

(d)                Conversion of Merger Sub Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each ordinary share, par value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid ordinary share, par value NIS 0.01 per share, of the Surviving Corporation, and such ordinary shares shall constitute the only outstanding shares of the Surviving Corporation.

(e)                Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the applicable Merger Consideration as provided in Section 3.1(b) shall be equitably adjusted to reflect such change.

Section 3.2               Exchange of Certificates.(a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Closing, Purchaser, at its sole cost and expense, shall appoint a paying agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the applicable merger consideration as provided in Section 3.1(b). Prior to the Closing, to the extent necessary in light of the provisions of the Withholding Tax Ruling, Purchaser will, at its sole cost and expense, appoint an Israeli withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in obtaining and approving any requisite residency certificate and/or other declaration and approving any Valid Tax Certificate for Israeli Tax withholding purposes as well as transferring any withheld amount to the ITA, and, in connection therewith, shall enter into an agreement with the Israeli Withholding Agent in a form reasonably satisfactory to the Company. The Company will cooperate with the Israeli Withholding Agent and Purchaser to provide all reasonable assistance and information needed in connection with the duties of the Israeli Withholding Agent. Immediately prior to the issuance of the Certificate of Merger by the Companies Registrar, Purchaser shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Company Shares and Vested Company Share Options, cash constituting an amount equal to (i) the sum of the Total Common Merger Consideration plus (ii) the Option Cash Payments (the “Aggregate Merger Consideration”, and such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). The Paying Agent shall cause the Exchange Fund to be (i) held in trust for the benefit of the holders of Company Shares and Vested Company Share Options and (ii) applied promptly to making the payments pursuant to Section 3.1(b) and Section 3.3. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1 and Section 3.3, except as expressly provided for in this Agreement.

(b)                As promptly as practicable following the Effective Time and in any event not later than the second business day thereafter, the Surviving Corporation shall cause the Paying Agent to mail or otherwise transmit (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding Company Shares (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Purchaser and the Company may reasonably specify, (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the applicable Merger Consideration into which the number of Company Shares previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the applicable merger consideration in exchange therefor collected, by hand delivery) and (z) a declaration form in which the holder of record of a Certificate or Book-Entry Share states whether such holder is a resident of Israel as defined in the Ordinance (as defined below) at the time of mailing to such holder any information statement in connection with approval of the Merger, including any other declarations that may be required for Israeli Tax purposes.

(c)                Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Paying Agent’s receipt of the Exchange Fund or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the applicable Merger Consideration.

(d)                Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Vested Company Share Options for 180 days after the Effective Time shall be delivered to Purchaser, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Purchaser, as general creditors thereof, for payment of their claim for cash, without interest, to which such holders may be entitled.

(e)                No Liability. None of Purchaser, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Purchaser, free and clear of all claims, rights or interest of any Person previously entitled thereto.

(f)                 Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Purchaser or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Purchaser or the Paying Agent from making the payments required by this Article III, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Purchaser, as Purchaser directs.

Section 3.3               Company Share Options. (a)As of the Effective Time, each Company Share Option that is unvested immediately prior to the Effective Time shall be cancelled, by virtue of the Merger and without any action on the part of any holder of such Company Share Option, for no consideration.

(b)                As of the Effective Time, each Company Share Option that is vested and outstanding immediately prior to the Effective Time (each a “Vested Company Share Option”) shall be cancelled, by virtue of the Merger and without any action on the part of any holder of such Vested Company Share Option, in consideration for the right to receive, as promptly as practicable following the Effective Time (and in any event no later than the fifth Business Day thereafter), an amount in cash equal to the product of (A) the number of Company Shares previously subject to such Vested Company Share Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Company Share previously subject to such Vested Company Share Option, less any required withholding Taxes (each, an “Option Cash Payment”). As of the Effective Time, all Company Share Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Share Option shall cease to have any rights with respect thereto, except the right of each holder of a Vested Company Share Option to receive the Option Cash Payment. The total Option Cash Payment, together with the transaction bonuses referenced in Section 6.13(b) relating to unvested options, in respect of all 355,749 Company Share Options (including both vested and unvested), will not exceed $128,000.

(c)                As promptly as practicable following the Effective Time and in any event not later than the fifth business day thereafter, the Paying Agent shall transfer to the applicable payroll account the portion of the Option Cash Payments to which holders of Vested Company Share Options are entitled to receive pursuant to Section 3.3 for the purpose of paying such holders the applicable Option Cash Payments. Section 3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable merger consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5               Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of Company Shares that were outstanding immediately prior to the Effective Time. If valid Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the applicable merger consideration, as provided for in Section 3.1(b) hereof, for each Company Share formerly represented by such Certificates.

Section 3.6               Withholding Tax. (a)Each of Purchaser, the Surviving Corporation, the Paying Agent, the Subsidiaries of the Surviving Corporation, the Israeli Withholding Agent and any other applicable paying or withholding agent (each a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares or Company Share Options the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Income Tax Ordinance New Version, 1961, as amended and the rules and regulations promulgated thereunder (the “Ordinance”), and in accordance with the Withholding Tax Ruling. To the extent that amounts are so withheld by the Payor, such withheld amounts (i) shall be remitted by the applicable Payor, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by the Payor.

(b)                Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, with respect to Israeli Taxes, the consideration payable to each holder of Company Shares will be paid to and retained by the Paying Agent for the benefit of each such holder of Company Shares for a period of up to 180 days from the Closing Date (the “Withholding Drop Date”), unless Purchaser or the Paying Agent is otherwise explicitly instructed in writing by the ITA, during which time the Paying Agent will not make any payments to any holder of Company Shares and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each holder of Company Shares may obtain (or, if one already exists, present to the Paying Agent) a Valid Tax Certificate or any other document required in the Withholding Tax Ruling. If a holder of Company Shares delivers, no later than three (3) Business Days prior to the Withholding Drop Date a Valid Tax Certificate or any other document required in the Withholding Tax Ruling to the Paying Agent, then the applicable Merger Consideration due to such holder of Company Shares will be paid to such holder of Company Shares and the deduction and withholding of any Israeli Taxes will be made only in accordance with such Valid Tax Certificate and the Withholding Tax Ruling, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). If a holder of Company Shares (A) does not provide the Paying Agent with a Valid Tax Certificate or any other document required in the Withholding Tax Ruling, by no later than three (3) Business Days before the Withholding Drop Date, or (B) submits a written request with the Paying Agent to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate or any other document required in the Withholding Tax Ruling at or before such time, then the amount to be withheld from such holder’s portion of the consideration payable pursuant to this Agreement will be calculated according to the applicable withholding rate on the date of payment under applicable Law and the provisions of the Withholding Tax Ruling, as reasonably determined by the Israeli Withholding Agent, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars will be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

(c)                Notwithstanding the above, any payments made to holders of Company Share Options will be subject to deduction or withholding of Israeli Tax pursuant to the Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless ((A) subject to provisions of the Withholding Tax Ruling with respect to any non-Israeli resident holders of Company Options who were engaged by a Subsidiary and who were granted such awards in consideration for work or services performed entirely outside of Israel and that provide to Purchaser, with a validly executed declaration in the form agreed by the Parties, then such payments will not be subject to any withholding or deduction of Israeli Tax, and will be made through the applicable payroll or accounts payable system, as applicable, subject to any non-Israeli withholding required under applicable Law, and (B) with respect to holders of Company Share Options that do not fall under clause (A) above, a Valid Tax Certificate was provided.

(d)                Notwithstanding anything to the contrary in this Agreement, if the Withholding Tax Ruling shall be obtained, then the provisions of the Withholding Tax Ruling shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such ruling.

Article IV

Representations and Warranties of the Company

The Company represents and warrants to Purchaser and Merger Sub that, except as set forth in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Purchaser prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face). As used in this Article IV, the term 'Company' refers to the Company and its Subsidiaries, as the context requires.

Section 4.1               Organization; Qualification. (a)The Company and each of its Subsidiaries is a corporation duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(b)                The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing (in jurisdictions where such concept is recognized) in each jurisdiction in which the assets or property owned, licensed, used, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect.

Section 4.2               Capitalization. (a)The authorized share capital of the Company consists of 88,000,000 Company Shares. At of the date of this Agreement, (i) 19,544,211 (excluding 2,115,799 treasury shares) Company Shares are issued and outstanding, including 291,050 Company Shares issued previously on the exercise of Company Share Options and held in trust by ESOP Trust Company, (ii) the only outstanding options to purchase Company Shares are 355,749 Company Share Options granted under the Company Share Option Plan (of which 328,250 were unvested and 26,999 were vested),and (iii) 255,249 Company Shares were issuable upon the exercise of Company Share Options under the Company Share Option Plans at exercise prices lower than $1.30 per share. All outstanding shares of share capital of Company have been duly authorized and validly issued and are fully paid and nonassessable, and have not been issued in violation of any preemptive or similar rights. Except as set forth above in this Section 4.2(a), and for changes since such date resulting from the exercise of Company Share Options outstanding on such date in accordance with their terms, there are no outstanding (x) shares of share capital or other voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of share capital or other securities of the Company or (z) subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of the Company. There are no outstanding obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of the Company’s Subsidiaries or to vote or to dispose of any shares of the share capital of the Company or any of the Company’s Subsidiaries.

(b)                Section 4.2(b) of the Company Disclosure Schedule lists each outstanding Company Share Option including the following details: the name and country of residence of the holder thereof, the number of Company Shares issuable thereunder, type of option, grant date, whether vested or unvested, and, the exercise price thereof. Neither the Company nor any Subsidiary has agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any individual or entity.

(c)                Section 4.2(c) of the Company Disclosure Schedule lists each Subsidiary of the Company and the capitalization of each such Subsidiary. All the outstanding shares of share capital (or other securities having by their terms voting power to elect a majority of directors or others performing similar functions) of each such Subsidiary are owned by the Company, by another wholly owned Subsidiary of the Company or by the Company and another wholly owned Subsidiary of the Company, free and clear of all Encumbrances (other than Encumbrances under applicable securities Laws), and are duly authorized, validly issued, fully paid and nonassessable. There are no (i) securities convertible into or exchangeable for shares of share capital or other securities of any Subsidiary of the Company, or (ii) subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of any Subsidiary of the Company . Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any entity.

Section 4.3               Authority. The Company has requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and of the other Transactions have been duly authorized by necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the other Transactions, other than, assuming the accuracy of the representations set forth in Section 5.5 below, the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.4               Consents and Approvals; No Violations; Voting.

(a)                The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any foreign or domestic governmental body, self-regulatory organization, court, agency, commission, official or regulatory or other authority (collectively, “Governmental Authority”) other than (i) the Certificate of Merger, (ii) notice to the Israel Innovation Authority (formerly the Office of the Chief Scientist) (“IIA”) to the change in ownership of the Company to be effected by the Merger, (iii) compliance with the rules and regulations of Nasdaq, (iv) obtaining the Withholding Tax Ruling, and (v) where failure to obtain or make such filing or registration with, notification to, or authorization, permit, consent or approval of, or other action would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Subsidiary of the Company is required to make any independent filings with the SEC, the Nasdaq or any stock exchange.

(b)                Neither the execution and delivery of this Agreement nor the consummation of the Transactions will conflict with the Company’s Articles of Association, result in a breach or default under any material Contract to which the Company or any Subsidiary is a party, or violate any Law applicable to the Company, except for such conflicts, breaches, defaults or violations as would not have a Material Adverse Effect.

(c)                Assuming the accuracy of the representations set forth in Section 5.5 below, the affirmative vote (in person or by proxy) of the holders of a majority of the Company Shares present and voting at the Company Shareholders’ Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement, the Merger and the other Transactions (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of shares of the Company or any of its Subsidiaries which is necessary to approve this Agreement, the Merger and the other Transactions.

Section 4.5               SEC Reports and Financial Statements.(a)The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2025 (collectively, the “Company SEC Documents”). The Company SEC Documents, as of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of the Company included in the Company SEC Documents, including any related notes thereto, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be set forth in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods indicated.

Section 4.6               Absence of Certain Changes or Events.Since December 31, 2025 through the date of this Agreement, (a) except for the Merger and the other Transactions the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course, consistent with past practice, and (b) there has not been any Material Adverse Effect.

Section 4.7               Employee Matters and Benefit Plans.Except as otherwise provided in Section 4.7 of the Company Disclosure Schedule:

(a)                The Company is not a party to any labor or collective bargaining agreement; there are no labor or collective bargaining agreements that pertain to any employee of the Company in his or her capacity as an employee of the Company; and no such employee is represented by any labor organization in his or her capacity as an employee of the Company. There is no organizing activity involving the Company pending or, to the Knowledge of the Company, threatened by any labor organization or group of employees of the Company. The Company does not have a works council, and neither is the Company under any obligation to install a works council.

(b)                To the Company’s Knowledge, there are no complaints, charges or claims against the Company pending with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment by the Company of any employee, including any claim for workers’ compensation.

(c)                The Company is in compliance in all material respects with all applicable laws in respect of employment and employment practices and the terms and conditions of employment and wages and hours, and is not engaged in any material unfair labor practice.

(d)                Section 4.7 of the Company's Disclosure Schedule contains an accurate list of the following information for each employee, officer or independent contractor of the Company, including each employee on leave of absence or layoff status: employer; identifying number; job title; current compensation paid or payable (annual rate or hourly rates of pay, as applicable) and any proposed changes or discussion relating to the level of compensation; bonus and/or commission arrangements; vacation entitlements (vacation days and vacation pay) expected to be accrued as of December 31, 2026; service credited as of a recent date for purposes of vesting and eligibility to participate under any Benefit Plan; or severance pay; applicable notice period; insurance, medical, and other payments; and all bonuses and any other amounts to be paid by the Company at or in connection with the Closing or otherwise.

(e)                Except as set forth in Section 4.7 of the Company's Disclosure Schedule, the Company has no Benefit Plans for its employees. Each Benefit Plan of the Company (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Benefit Plan and complies in form and in operation in all material respects with applicable requirements. All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made to each such Benefit Plan that is an Employee Pension Benefit Plan. All premiums or other payments that are due have been paid with respect to each such Benefit Plan that is an Employee Welfare Benefit Plan. Except as set forth on Schedule 4.7, the Company does not maintain, sponsor or contribute to any Employee Pension Benefit Plan. The Company has no unfunded pension obligations under applicable Law.

(f)                 With respect to employees of the Company or any of its Subsidiaries whose employment is governed by Israeli law, the severance liability with respect to such employees is covered by the Section 14 arrangement of the Severance Pay Law, 1963 or are fully funded in employee accounts with third party service providers;

(g)                With respect to employees of the Company or any of its Subsidiaries whose employment is governed by Israeli law, all amounts that the Company and any of its Subsidiaries are legally or contractually required to either (i) deduct from such employees’ salaries and any other compensation or benefit or transfer to such employees’ Benefit Plans or (ii) withhold from such employees’ salaries and any other compensation or benefit and pay to such employees, including as required by the Ordinance and its regulations and the Israeli National Insurance Law, 1995 or otherwise, have been duly deducted, transferred, withheld and paid; and

Section 4.8               Contracts. For purposes of this Section 4.8, “Material Contract(s)” means any agreement or arrangement to which the Company is a party or is bound by, and which in respect of any purchase or rental contract for goods, materials or services, requires the Company to spend in aggregate more than $100,000 in a four year period or in respect of any supply contract for the sale, rental or service by the Company of goods or services, provides that the Company should receive more than $200,000 in a four year period for the supply of any goods or services, profits or assets of the Company.

(a)                All Material Contracts are listed in Schedule 4.8 of the Company's Disclosure Schedule.

(b)                Except as described in Schedule 4.8 of the Company's Disclosure Schedule, (i) all Material Contracts are valid and binding agreements of the Company; (ii) all Material Contracts are in full force and effect and no material default or breach exists in respect thereof on the part of the Company or, to the Company’s Knowledge, any of other the parties thereto and, to the Company’s Knowledge, no event has occurred that, after the giving of notice or the lapse of time or both, would constitute such a material default or breach; and (iii) as of the date that is 10 Business Days prior to the date of this Agreement, the Company has not received notice of termination of any Material Contract and does not have Knowledge of any material customer intending to terminate its relationship with the Company. (c)Except as described in Schedule 4.8 of the Company's Disclosure Schedule, the Company is not a party to any Material Contract that (i) relates to matters outside its ordinary business or was not entered into on arms’ length terms; (ii) can be terminated in the event of any change in control of it; or (iii) cannot readily be fulfilled or performed by it on time pursuant to the terms thereof.

(d)                A true and accurate list of all Maintenance Contracts (including the dates that amounts are due and any renewal dates thereof) for which the Company has an obligation to provide services and has received payment in respect thereof, to any customer of the Business is set forth in Schedule 4.8 of the Company's Disclosure Schedule. Except as indicated in Schedule 4.8 of the Company's Disclosure Schedule, each of the Maintenance Contracts: (i) is in full force and effect and no material default or breach exists in respect thereof on the part of any of the Company or, to the Company’s Knowledge, any of the other parties thereto and, to the Company’s Knowledge, no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach; (ii) does not require that personnel of the Company be located onsite at customer’s office, unless additional time and materials charges apply; and (iii) no material amounts are currently due and owing to any third party in respect of the provision of such maintenance and support services.

Section 4.9               Litigation.

Except as disclosed in Section 4.9 of the Company's Disclosure Schedule, there is no action, suit, arbitration or administrative or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or its properties or assets, or, to the |Company’s Knowledge, any investigations, before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions or which could or could be expected to have a Material Adverse Effect.

Section 4.10            Compliance with Law. The Company and its Subsidiaries hold all permits, licenses, authorizations and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted (the “Company Permits”), except for failures to hold such Company Permits that would not have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not materially and adversely effect the Company.

Section 4.11            Taxes.

(a)                The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all material U.S. federal, state, local, Israeli and other foreign returns, estimates, declarations, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company and each of its Subsidiaries with any Tax authority, and such Returns are true and correct in all material respects. The Company and each of its Subsidiaries have paid all Taxes shown on such Returns that are due.

(b)                The Company and each of its Subsidiaries (i) has paid or accrued all material Taxes it is required to pay or accrue and (ii) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, shareholders or other third parties all Taxes and other material deductions required to be withheld and has, within the time and in the manner required by Legal Requirements, paid such withheld amounts to the proper governmental authorities.

(c)                No Tax deficiency is outstanding, proposed or assessed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any material Tax.

(d)                No material adjustment that is still pending relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority. No written claim that could give rise to material Taxes has been made within the last five years in a jurisdiction in which the Company or any of its Subsidiaries does not file Returns, that the Company or any of its Subsidiaries may be subject to taxation in that jurisdiction.

(e)                Neither the Company nor any of its Subsidiaries: (i) has ever been a member of an affiliated group filing a consolidated Return, (ii) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than customary tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes); or (iii) is liable for the Taxes of any other Person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, Israeli or other foreign Legal Requirements), as a transferee or successor, by contract or otherwise.

(f)                 There are no Encumbrances on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, except for Encumbrances for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings.

(g)                Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code: (i) in the two years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(h)                (A) The Company has been granted “preferred technological enterprise” status under the Israeli Law for the Encouragement of Capital Investment, 5719-1959. The Company’ is in compliance in all material respects with all terms and conditions stipulated by such law, regulations published thereunder and the instruments of approval for the specific investments in the “preferred technological enterprise” and (B) each of the Company and its Subsidiaries is in compliance in all material respects with all terms and conditions of any ruling of any Tax authority that applies to the Company or any Subsidiary for any taxable period (or portion thereof) ending on the Closing Date.

(i)                 The Company and its Israeli Subsidiaries are duly registered for the purposes of Israeli value added tax (“VAT”), and the Company and each of its Israeli Subsidiaries has complied in all material respects with all applicable requirements concerning VAT; and no non-Israeli Subsidiary is required to effect Israeli VAT registration.

Section 4.12            Intellectual Property.

(a)                Section 4.12 of the Company Disclosure Schedule contains a true and accurate list, as of the date of this Agreement, of (A) any registrations and pending applications for registration of Company-Owned Intellectual Property Rights, (B) the software products constituting Company Software and (C) all material Contracts pursuant to which the Company or any of its Subsidiaries licenses Intellectual Property from a third party. Except as set forth in Section 4.12 of the Company Disclosure Schedule, the Company and its Subsidiaries:

(i)                 own, free and clear of all Encumbrances other than Permitted Encumbrances and non-exclusive licenses granted in the ordinary course of business, or have valid rights to use, all Intellectual Property material to the conduct of the Business as presently conducted;

(ii)               are not obligated to make any material payments by way of royalties, license fees or otherwise to any third party in respect of the use of Intellectual Property in the conduct of the Business as presently conducted, other than pursuant to Contracts disclosed in Section 4.12 of the Company Disclosure Schedule or licenses for generally available off-the-shelf software or generally available open-source software; and

(iii)             to the Company's Knowledge, the conduct of the Business as presently conducted does not materially infringe, misappropriate or otherwise violate any third party's Intellectual Property rights. Since January 1, 2025, neither the Company nor any of its Subsidiaries has received any written claim alleging such infringement, misappropriation or violation, other than claims that have been resolved without any continuing material obligation or restriction on the Company or its Subsidiaries. To the Company's Knowledge, no third party is materially infringing, misappropriating or otherwise violating any Company-Owned Intellectual Property Rights.

(b)                Section 4.12 of the Company Disclosure Schedule sets forth a list and brief description of the material proprietary software products constituting Company Software as of the date of this Agreement. Such list need not separately identify individual modules, libraries or other constituent programs within any listed product.

(c)                The Company or its applicable Subsidiary owns the Company Software and has valid rights to use all material third-party software components incorporated into or distributed with the Company Software in the manner in which such components are presently used or distributed. Such rights may arise under commercial licenses, applicable open-source licenses or the public-domain status of the relevant component. The Company and its Subsidiaries comply in all material respects with the applicable terms of such licenses.

(d)                The Company Software conforms in all material respects to the applicable current published specifications or specifications expressly agreed in writing with customers, in each case applicable to the version of the Company Software currently made available to the relevant customers. This representation does not extend to internal development plans, product roadmaps or specifications for functionality not yet commercially released.

(e)                The Company has taken reasonable steps necessary to protect its rights in confidential information and trade secrets. Without limiting the foregoing, the Company has, and enforces in all material respects, a policy requiring each employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in its standard forms, and all current and former employees, consultants and contractors of the Company who developed material Company-Owned Intellectual Property Rights for the Company or any of its Subsidiaries have executed such an agreement.

(f)                 Set forth on Schedule 4.12 of the Company Disclosure Schedule is a list specifying the location of all copies of any source code for the Company Software owned by the Company and detailing all source code escrow arrangements or agreements relating to Company Software entered into by the Company and all beneficiaries of any such arrangements or agreements. Except as set forth in Schedule 4.12 of the Company Disclosure Schedule, the Company has not made available to any third party any source code for the Company Software. Standard back-up copies and working copies of the source code for the Company Software have been made and securely maintained by a third party backup provider under the sole control of the Company.

(g)                The Company Software is not, in whole or in part, subject to the provisions of any open source or quasi-open source license agreement or any other agreement obligating the Company to make source code available to any person or to publish or place in escrow source code and, except as set forth on Schedule 4.12 of the Company Disclosure Schedule, no open source code or quasi-open source code is incorporated into any product since January 1, 2022 or currently proposed to be shipped by or on behalf of the Company. For purposes of this Section 4.13, “Open Source Software” means software distributed under a license approved by the Open Source Initiative or a substantially similar license.

(h)                The Company has implemented and maintains commercially reasonable measures to protect the information technology systems used in connection with the operation of the Business that are owned or used by the Company (“IT Systems”) from unauthorized access or use, breach of security, or material disruption. Such measures include commercially reasonable incident-response, backup, disaster-recovery and business-continuity procedures.  Since January 1, 2025, the IT Systems have not suffered any failures or defects that have materially disrupted the Business and, to the Company’s Knowledge, the Company has not been required to notify or notified customers or employees of any breach of security leading to the unauthorized destruction, loss, or disclosure of any access to Personal Information (defined below) or user data held by or on behalf of the Company. The Company has implemented and maintained commercially reasonable backup, security and disaster recovery, and business continuity plans.

(i)                 Since January 1, 2025, the Company has complied in all material respects with (i) the privacy and information security requirements of any Material Contracts to which it is a party, (ii) Company privacy policies, and (iii) all applicable Laws relating to privacy, data protection and the collection, compilation, sharing, processing, storage, transfer or security from unauthorized disclosure of personal identifiable information (“Personal Information”) collected, used or held for use by the Company.

Section 4.13            Property.

(a)                The Company and each of its Subsidiaries has marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Encumbrances except: (i) such Encumbrances or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby, and (ii) Permitted Encumbrances. A list of real property leases is contained in Schedule 4.13 of the Company Disclosure Schedule and all amounts due under such leases have been paid. The representations and warranties set forth in this Section 4.13 do not apply to Intellectual Property.

Section 4.14            Insurance. The Company has made available to Purchaser copies of all material insurance policies held by or on behalf of the Company or its Subsidiaries, and such material insurance policies are listed in Section 4.14 of the Company Disclosure Schedule. Such insurance policies are in full force and effect, and no written notice of cancellation or termination has been received with respect to any such policy.

Section 4.15            Brokers. Except as set forth on Section 4.15 of the Company Disclosure Schedule, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.16            No Other Representations or Warranties.

Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing.

Article V

Representations and Warranties of Purchaser and Merger Sub

Purchaser and Merger Sub, jointly and severally, hereby represent and warrant to the Company as of the date hereof that, except as set forth in the disclosure schedule (the “Purchaser Disclosure Schedule”) delivered by Purchaser to the Company prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

Section 5.1               Organization, Good Standing and Qualification.Each of Purchaser and Merger Sub is a legal entity duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Neither Purchaser nor Merger Sub are in violation of any provision of its respective organizational documents.

Section 5.2               Merger Sub.All of the issued and outstanding shares of Merger Sub are wholly owned by Purchaser. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not conducted any business prior to the date hereof and, prior to the Effective Time, will have no assets, liabilities or obligations of any nature other than immaterial assets, liabilities or obligations incident to its formation and those arising pursuant to this Agreement, the Merger and the other Transactions.

Section 5.3               Authority.

Each of Purchaser and Merger Sub has requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and is a valid and binding agreement of Purchaser and Merger Sub, enforceable, assuming the due execution, delivery and performance of this Agreement by the Company, against each of Purchaser and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The execution and delivery of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the Merger and the other Transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Purchaser and Merger Sub.

Section 5.4               Merger Sub Board Approval.

The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other Transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

Section 5.5               Share Ownership.As of the date of this Agreement, neither Purchaser, Merger Sub nor any Person referred to in Section 320(c) of the Companies Law with respect to Purchaser or Merger Sub owns any Company Shares.

Section 5.6               Governmental Filings; No Violations; Etc.

(a)                Other than with respect to procedures under the Companies Law and the undertaking to the IIA, no notices, reports or other filings are required to be made by Purchaser or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser or Merger Sub from, any Governmental Authority in connection with the execution and delivery of this Agreement by Purchaser and Merger Sub and the consummation of the Merger and the other Transactions or in connection with the continuing operation of the business of Purchaser following the Effective Time.

(b)                The execution, delivery and performance of this Agreement by Purchaser and Merger Sub do not, and the consummation of the Merger and the other Transactions will not, (i) constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation or by laws or comparable organizational documents of Purchaser and Merger Sub, (b) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any material obligation or the creation of any Encumbrance on any of the assets of Purchaser or Merger Sub pursuant to, any material Contracts binding upon Purchaser or Merger Sub, or (c) any material change in the rights or obligations of any party under any Contract binding on Purchaser or Merger Sub, (ii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to Purchaser, Merger Sub or any of their respective Affiliates or any of their properties or assets, except in each case, for such breaches, violations, defaults or changes that would not have a material adverse effect on Purchaser or Merger Sub’s ability to timely consummate the Merger and the Transactions.

Section 5.7               Brokers and Finders.No broker, investment banker or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser, Merger Sub or any of their respective Affiliates.

Section 5.8               Available Funds. Purchaser has, and at the Effective Time will have, sufficient cash on hand and immediately available funds to consummate the Merger and to satisfy in full all of Purchaser’s and Merger Sub’s obligations under this Agreement, including payment of the Aggregate Merger Consideration and all related fees, costs and expenses of Purchaser. Purchaser’s and Merger Sub’s obligations under this Agreement are not subject to, or conditioned on, the receipt or availability of any third-party financing.

Section 5.9               Disclaimer of Other Representations and Warranties. Purchaser and Merger Sub each acknowledges and agrees that it has not relied on any representation, warranty or other statement by or on behalf of the Company, other than the representations and warranties of the Company expressly contained in this Agreement.

Article VI

Conduct Prior to the Effective Time and Additional Agreements

Section 6.1               Conduct of Business by the Company. Except as otherwise expressly contemplated by this Agreement, as required by applicable Legal Requirements, in connection with any activity permitted to be taken by the Company pursuant to Section 6.5(a) (No Solicitation) or as consented to in writing by Purchaser, during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with applicable Law, and shall use commercially reasonable efforts to preserve intact their business organizations and relationships with Company Employees, customers, suppliers and other business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 unless such action would constitute a breach of such specific provision of Section 6.2.

Section 6.2               Specific Activities. Without limiting the generality of Section 6.1, during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, except as otherwise expressly contemplated by this Agreement, as required by applicable Legal Requirements, or as consented to in writing by Purchaser, the Company shall not, and shall not permit any of its Subsidiaries to:

(a)                make any amendments to the Company’s Articles of Association (or similar governing instruments of any of its Subsidiaries);

(b)                (i) except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, declare or pay any dividends on or make other distributions in respect of any of its share capital, or (ii) repurchase, redeem or otherwise acquire any shares of share capital, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than the acquisition of restricted shares upon forfeiture thereof;

(c)                except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of its share capital or any other security or interest therein, other than the issuance of Company Shares upon the exercise of Company Share Options outstanding on the date of this Agreement and in accordance with the existing terms of such Company Share Options;

(d)                acquire or agree to acquire any assets (including securities) or merge or consolidate with any Person or engage in any similar transaction or make any loans, advances or capital contributions to, or investments in, any other Person outside of the ordinary course of business consistent with past practice other than any amounts reflected in the Company’s budget provided to Purchaser or permitted by Section 6.2(h) below;

(e)                sell, lease, license, pledge, encumber or otherwise dispose of any of its material assets or any interest therein, other than in the ordinary course of business, or adopt a plan of merger or consolidation;

(f)                 other than in the ordinary course of business, make or rescind any Tax election, or agree to pay, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes, or request, negotiate or agree to any Tax rulings, or Tax sharing arrangement or agreement (except as provided herein);

(g)                other than in the ordinary course of business, amend, in any material respect, any Tax return, change an annual Tax accounting period, adopt or change any Tax accounting method (except as required by applicable Law) or execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any material Taxes;

(h)                make or agree to make any capital expenditures in excess of the amount contemplated by the Company’s budget provided to Purchaser, other than capital expenditures that do not exceed $50,000 in the aggregate;

(i)                 hire any new employee or engage any new consultant or independent contractor, without the consent of the Purchaser, which will not be unreasonably withheld, conditioned or delayed, or make any changes to the terms of any employment or contractor agreement, including any increase in compensation or benefits of, or enter into, or terminate any employment, consulting or severance arrangement with, any director, officer or employee or contractor ;

(j)                 make any change in accounting methods, principles or practices, except as required by change in applicable Legal Requirements;

(k)                enter into any material transaction with any of its Affiliates other than pursuant to arrangements in effect on the date hereof or in connection with transactions between or among the Company and Subsidiaries or Affiliates of the Company controlled by the Company;

(l)                 make any payments that would have the effect of reducing the Net Cash Amount of the Company, except for payments made in the ordinary course of business consistent with past practices; or

(m)              authorize any of, or commit or agree to take any of, the foregoing actions.

Section 6.3               No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and to give the Company, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Effective Time, each of Purchaser and the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

Section 6.4               Confidentiality; Access to Information.(a) From the date of the Company Shareholder Approval until the earlier of the Closing Date and the termination of this Agreement, upon reasonable notice, the Company shall: (i) grant Purchaser and its Representatives reasonable access, during normal business hours, to the employees, personnel, properties, accounting, IT and other systems and books and records (including Tax Returns); and (ii) instruct its employees and representatives (including, without limitation, the functional leaders of the Company such as the CRO, head of HR and IT) to provide reasonable cooperation with Purchaser in its integration planning, including but not limited to operational review, internal systems migration, best practices; provided that: (i) all access requests shall be coordinated through personnel designated by the Company and conducted in a manner that does not unreasonably interfere with the business or operations of the Company; (ii) neither the Company nor its Subsidiaries shall be required to implement any integration, migrate any systems or data, or otherwise alter their operations prior to the Effective Time, it being agreed that this will not prevent the Company and its Subsidiaries from responding on a timely basis to Purchaser’s reasonable requests for information, data extracts, and access to systems for viewing purposes only; and (ii) the Company shall not be required to provide access to, or disclose, any information or documents if such access or disclosure would violate applicable Legal Requirements,

(b)                Purchaser, Merger Sub and the Company shall not, and shall each use their respective best efforts to cause their Representatives not to, use information obtained pursuant to this Section 6.4 for any purpose unrelated to consummation of the Merger, the other Transactions and integration of the Business.

Section 6.5               No Solicitation.

(a)                During the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York time) on the date that is thirty (30) days after the date of this Agreement (the “Solicitation Period End Date”), the Company, its Subsidiaries, and their respective Representatives shall have the right to, directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal and (ii) participate in discussions or negotiations regarding, and furnish to any Person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may lead to, an Acquisition Proposal; provided that all such information has been provided to Purchaser or shall be provided to Purchaser substantially concurrent with the time it is provided to such third party. Purchaser agrees that, during the period from the date hereof to and including the tenth (10th) Business Day after the Solicitation Period End Date, neither it nor any Affiliate or Subsidiary of Purchaser shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, contact, discourage, interfere with or participate in discussions with, any Person that has made, or is considering or participating in discussions or negotiations with the Company, its Subsidiaries or their respective Representatives regarding, an Acquisition Proposal.

(b)                Subject to this Section 6.5, and except with respect to any Person or group of related Persons from whom the Company has received, prior to the Solicitation Period End Date, an Acquisition Proposal that the Board of Directors reasonably believes (after consultation with its independent financial and legal advisors) is bona fide and could reasonably be expected to result in a Superior Proposal (each, an “Excluded Party”), on the Solicitation Period End Date the Company shall, and shall cause its Subsidiaries to, and shall direct its and their respective Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal. During the period beginning on the Solicitation Period End Date and continuing until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company agrees that neither it nor any Subsidiary of the Company shall, and that it shall direct its and their respective Representatives not to, directly or indirectly: (i) solicit, participate in, initiate, knowingly facilitate or encourage, including by furnishing information, or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, including by making any public announcement of its intention to do any of the foregoing; (ii) participate in any discussions or negotiations, including by furnishing information, regarding any Acquisition Proposal; or (iii) enter into any agreement or agreement in principle with respect to an Acquisition Proposal, other than a confidentiality agreement contemplated by Section 6.5(c). Notwithstanding the foregoing, until the earlier of (x) receipt of the Company Shareholder Approval and (y) termination of this Agreement in accordance with Article VIII, the Company and its Subsidiaries and their respective Representatives may continue to engage in discussions or negotiations with, and furnish non-public information to, an Excluded Party, for the purpose of enabling such Excluded Party to conduct due diligence and to formulate, improve, negotiate or submit a Superior Proposal.

(c)                Notwithstanding the limitations set forth in Section 6.5(b), at any time from the Solicitation Period End Date and continuing until the earlier of the receipt of the Company Shareholder Approval and the termination of this Agreement pursuant to Article VIII, if the Company or any of its Representatives receives an unsolicited written Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, (i) constitutes a Superior Proposal or (ii) could reasonably be expected to result in a Superior Proposal, then the Company may take the following actions: (x) furnish non-public information to the Person making such Acquisition Proposal (if, and only if, prior to so furnishing such information, the Company receives from the Person an executed confidentiality agreement) and provided that all such information has been provided to the Purchaser or shall be provided to the Purchaser substantially concurrent with the time it is provided to such third party and (y) engage in discussions or negotiations with such Person with respect to such Acquisition Proposal.

(d)                From and after the Solicitation Period End Date, the Company shall promptly (and in any event no later than 48 hours) notify Purchaser in the event that the Company, its Subsidiaries or Representatives receives (i) any Acquisition Proposal or (ii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall notify Purchaser promptly (and in any event no later than 48 hours) of the identity of such Person and provide a copy of such Acquisition Proposal, inquiry or request (or, where no such copy is available, a written description of such Acquisition Proposal, inquiry or request), including any material modifications thereto or to any Acquisition Proposal made by an Excluded Party. From and after the Solicitation Period End Date, the Company shall keep Purchaser reasonably informed on a current basis (and in any event no later than 48 hours) after the occurrence of any material changes or developments of the status of any Acquisition Proposal, inquiry or request (including the material terms and conditions thereof and of any material modification thereto). Without limiting the foregoing, from and after the Solicitation Period End Date, the Company shall promptly (within 48 hours) notify Purchaser orally or in writing if it determines to begin providing or making available information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.5(b) or Section 6.5(c).

(e)                Other than in accordance with this Section 6.5, the Board of Directors shall not (i) change, qualify, withdraw or modify, or propose publicly to change, qualify, withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Board of Directors of the Merger, this Agreement or the other Transactions contemplated hereby; (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal; (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (each of the foregoing, a “Change of Recommendation”); or (iv) authorize the Company to enter into any letter of intent, merger, acquisition, or similar agreement with respect to any Acquisition Proposal other than any confidentiality agreement contemplated by this Section 6.5 (each a “Company Acquisition Agreement”); provided, however, that, in response to the receipt of a Superior Proposal that has not been withdrawn or abandoned, the Board of Directors may, at any time prior to obtaining the Company Shareholder Approval, (x) effect a Change of Recommendation and/or (y) terminate this Agreement in accordance with Section 8.1(c) to enter into a Company Acquisition Agreement with respect to such Superior Proposal (a “Superior Termination”); provided further, that the Board of Directors may not effect such Change of Recommendation or Superior Termination in connection with a Superior Proposal, unless both of the following conditions have been met:

(i)                 the Company shall have provided prior written notice to Purchaser, at least three (3) Business Days before effecting such Change of Recommendation and/or Superior Termination (the “Notice Period”), of its intention to do so in response to such Superior Proposal, which notice shall specify the material terms and conditions, including price, of such Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal and, contemporaneously with providing such notice, a copy of the relevant proposed acquisition agreement and other material documents relating thereto; provided that the Company shall not be required to provide competitively sensitive information regarding the terms, structure or other financial information relating to any debt financing commitments; and

(ii)               prior to effecting such Change of Recommendation and/or Superior Termination in response to a Superior Proposal, the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

(f)                 In the event that during the Notice Period any revisions are made to the Superior Proposal to which the final proviso of Section 6.5(e) applies, the Company shall be required to deliver a new written notice to Purchaser and Merger Sub and to comply with the requirements of such proviso with respect to such new written notice, except that the Notice Period shall be two (2) Business Days. Notwithstanding anything to the contrary in this Agreement, no “stop-look-and-listen” communication to the Company’s shareholders of the nature contemplated by Rule 14d-9 of the Exchange Act shall be deemed to constitute a Change of Recommendation.

(g)                Nothing in this Agreement shall prohibit or restrict the Board of Directors from making a Change of Recommendation to the extent that the Board of Directors determines in good faith, for reasons not related to the receipt of an Acquisition Proposal, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Legal Requirements.

(h)                For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 25% or more of the Company’s consolidated assets or to which 25% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 25% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of the outstanding Company Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Shares involved is 25% or more; in each case, other than the Transactions. As used in this Agreement, “Superior Proposal” shall mean any bona fide written Acquisition Proposal on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisor, to be more favorable from a financial point of view to the holders of Company Shares than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof), and this Agreement (including any changes to the terms of this Agreement proposed by Purchaser to the Company in writing in response to such proposal or otherwise); provided that for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”;.

(i)                 Nothing contained in this Section 6.5 shall prohibit the Company or the Board of Directors from (i) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any disclosure to the Company’s shareholders or any other Person if the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Legal Requirements or the directors’ fiduciary duties under applicable Legal Requirements, or (iii) complying with its disclosure obligations under Israeli Law, U.S. securities laws or the rules and regulations of Nasdaq. Any disclosure permitted by this Section 6.5(i), including any disclosure that factually describes the Board of Directors’ views, reasoning or actions, shall not, in and of itself, constitute a Change of Recommendation unless the Board of Directors expressly changes, qualifies, withdraws or modifies its recommendation in a manner adverse to Purchaser.

Section 6.6               Merger Process.(a) Each of the Company and, if applicable, Merger Sub, shall take the following actions within the time frames set forth herein; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment to the applicable provisions of the Companies Law and the regulations promulgated thereunder, and any such amendment shall automatically apply to amend this Section 6.6 accordingly).

(b)                As promptly as reasonably practicable after the execution and delivery of this Agreement:

(i)                 each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in form and content reasonably agreed by them (a “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

(ii)               the Company shall call a general meeting of the shareholders of the Company, it being understood that the sole shareholder of Merger Sub approved the Merger contemporaneously with the execution of this Agreement; and

(iii)             within three (3) days from the date that each of the foregoing general meetings of shareholders have been called as aforesaid, the Company and Merger Sub shall jointly deliver the Merger Proposal to the Companies Registrar. Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.

(c)                Promptly after the Company and Merger Sub shall have complied with the provisions of Section 6.6(b)(i), (ii) and (iii), but in any event no later than three (3) business days (as defined in the Companies Law) following the date on which notice was sent to the creditors pursuant to Section 6.6(b)(iii), each of the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was submitted to their respective secured and non--secured creditors, if any, in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the above, each of the Company and Merger Sub shall:

(i)                 publish a notice to its creditors, if any, stating that a Merger Proposal has been submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the offices of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) with respect to the Company only, a newspaper circulated in the United States, no later than three (3) business days (as defined in the Companies Law) following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by any applicable Law; and

(ii)               within four (4) business days (as defined in the Companies Law) from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, by registered mail, to all of its “substantial creditors”, if any, (as such term is defined in the regulations promulgated under the Companies Law), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, as specified in the notice referred to in subsection (i) above.

Section 6.7               Shareholders Approval.(a) Company Shareholders’ Meeting. The Company will take, in accordance with applicable Law and its Articles of Association, all action necessary to convene a meeting of its shareholders (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable, to consider and vote for the approval of this Agreement, the Merger and the other Transactions. Subject to Section 6.5, the Board of Directors shall recommend such approval subject to the notice requirements of the Companies Law and the rules and regulations promulgated thereunder and the Articles of Association of the Company. Subject to the provisions of Section 320(c) of the Companies Law, the approval of the Merger requires the Company Shareholder Approval. The quorum required for the shareholders’ meeting is at least two (2) shareholders, present in person or by proxy, holding at least 25% of the issued and outstanding share capital of the Company. In the event that Purchaser or any of its Affiliates casts any votes in respect of the Merger, Purchaser shall disclose to the Company its interest in such shares so voted.

(b)                Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies. The sole shareholder of Merger Sub has approved the Merger. In accordance with customary practice of the Companies Registrar, Merger Sub shall, following coordination with the Company, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger on the Closing Date, immediately following the completion of the Closing. For the avoidance of doubt, the Parties intend that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date as soon as practicable after the Closing has occurred, but not before the Closing has occurred.

(c)                Covenants of Purchaser with Respect to Proxy Statement. Purchaser and Merger Sub shall promptly furnish to the Company all information concerning Purchaser, Merger Sub and their respective Affiliates reasonably requested by the Company for inclusion in the Proxy Statement or other shareholder meeting materials or required by applicable Laws. Purchaser and Merger Sub shall provide reasonable cooperation in preparing such materials and responding to any legally required regulatory review, and shall provide any comments within a reasonable time so as not to delay their preparation or distribution. None of the information with respect to Purchaser or its Affiliates to be included in any proxy or information statement sent to the Company’s shareholders will, at the time of the mailing or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)                Proxy Statement. As promptly as reasonably practicable after the Solicitation Period End Date, the Company shall file on a Form 6-K a proxy statement with the SEC relating to the matters to be submitted to the holders of Company Shares at the Company Shareholders’ Meeting (such proxy statement and any amendments or supplements thereto, the “Proxy Statement”), which shall, subject to Section 6.5, include the recommendation of the Board of Directors. Purchaser, and its counsel, shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and the Company shall give due consideration to any reasonable additions, deletions or changes suggested thereto by Purchaser or its counsel (except regarding disclosures concerning a competing proposal or a permitted Change of Recommendation). The Company shall cause the Proxy Statement to be mailed to the Company’s shareholders as of the record date established for Company Shareholders’ Meeting as promptly as practicable after the Solicitation Period End Date.

(e)                Subject to Section 6.5, the Company shall use all commercially reasonable efforts to solicit from its significant shareholders proxies in favor of the adoption of this Agreement (but shall not be required to hire a proxy solicitation firm), and shall not postpone or adjourn the Company Shareholders’ Meeting other than (i) to allow additional solicitation of proxies in order to obtain the Company Shareholder Approval, if necessary, (ii) if the Company is required to postpone or adjourn the Company Shareholders’ Meeting by applicable Law, (iii) if and to the extent necessary to provide any necessary supplement or amendment of the notice to the Company’s shareholders, including if there has been a Change of Recommendation, and the Company’s Board of Directors has determined in good faith, after consultation with outside counsel, that the Company’s shareholders should be provided with additional time to evaluate any information or disclosure that the Company has made available to such shareholders, (iv) with the consent of Purchaser, or (v) if a quorum has not been established; provided, in the case of clause (i), without the written consent of Purchaser, in no event shall the Company Shareholders’ Meeting be postponed on more than one occasion for more than fifteen (15) days. Once the Company has established a record date for the Company Shareholders’ Meeting, the Company will not change such record date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

(f)                 The Company agrees to (i) provide Purchaser, on a timely basis, with the daily written voting reports it receives concerning proxy solicitation results for each of the ten (10) Business Days prior to the then scheduled Company Shareholders’ Meeting and (ii) to use its reasonable efforts to give written notice to Purchaser one Business Day prior to the Company Shareholders’ Meeting of the status of the then current proxy tally in respect of the Company Shareholder Approval.

Section 6.8               Filings; Other Actions; Notification.

(a)                Subject to the terms and conditions set forth in this Agreement, the Company and Purchaser shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under this Agreement and applicable Legal Requirements to consummate and make effective the Merger and the other Transactions as soon as practicable, including: (i) obtaining all necessary actions or nonactions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the Transactions, making all necessary registrations and filings with Governmental Authorities, if any, and taking all reasonable steps necessary to obtain an approval from, or avoid an action or proceeding by, any Governmental Authority or other Person necessary in connection with the Transactions; (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed; (iii) executing and delivering any additional instruments necessary to consummate the Merger and the other Transactions to be performed or consummated by such Party in accordance with this Agreement and to carry out the purposes of this Agreement; and (iv) the execution by Purchaser and/or its Affiliates of an undertaking in customary form in favor of the IIA to comply with applicable Legal Requirements.

(b)                Subject to applicable Legal Requirements and the instructions of any Governmental Authority, each of the Company and Purchaser shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of material notices or other communications received by Purchaser or the Company, as applicable, or any of their Subsidiaries from any third party or Governmental Authority with respect to the Transactions. Each of the Company and Purchaser shall give prompt notice to the other of any fact, circumstance or development that would reasonably be expected to result in the failure of any condition to the other Party’s obligation to effect the Merger. Neither the Company nor Purchaser shall permit any of its officers or other Representatives to participate in any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate.

(c)                Each of the Parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement.

Section 6.9               Publicity. Each of the Company and Purchaser undertakes to consult with each other prior to issuing any immediate reports or press releases or otherwise making public announcements with respect to the Merger and the other Transactions, except as may be required by Law or by any listing agreement with or rules of any national securities exchange or by the request of any Governmental Authority. Each of Purchaser and the Company may make any public statement in response to specific questions presented by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by Purchaser or the Company in accordance with this Section 6.9.

Section 6.10            Approvals.(a) Legal Proceedings.

Each of the Company and Purchaser shall:

(i)                 give the other Parties prompt notice of the commencement of any legal proceeding by or before any Governmental Authority with respect to the Merger and keep the other Parties informed as to the status of any such legal proceeding; and

(ii)               promptly inform the other Parties of any communication to the Israeli Tax Authority, the IIA, the Companies Registrar or any other Israeli Governmental Authority regarding the Merger or any of the other Transactions. The Company and Purchaser will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Authority or by any Israeli Legal Requirement, in connection with any such legal proceeding, the Company and Purchaser will each permit authorized Representatives of the other Party to be present at each such meeting or conference relating to any such legal proceeding and to have reasonable access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Authority in connection with any such legal proceeding.

(b)                Israeli Tax Ruling.

(i)                 As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli advisors to prepare and file with the Israeli Tax Authority applications for a ruling which will be in form and substance to Purchaser’s reasonable satisfaction, providing, among other things: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance), (A) that Purchaser will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including, without limitation, the Merger Consideration, or clarifying that no such obligation exists or (B) instructs Purchaser, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be implemented, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance) (other than holders of Company 102 Shares), clearly instructing Purchaser, in the absence of an exemption from Tax withholding to be provided by any such holder prior to the Closing Date, the way such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied (the “Withholding Tax Ruling”). In the event that the Withholding Tax Ruling is not obtained prior to the Closing Date, the Company shall instruct its Israeli counsel, advisors and accountants to promptly apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement (such extension, if granted by the Israeli Tax Authority.

(ii)               Each of the Company and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The final text of the application for the Tax Ruling including all exhibits and appendices and the final text of the Tax Rulings itself shall be subject to the prior written confirmation of Purchaser or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any material negotiation with, the ITA with respect to material matters relating to the subject matter of the Tax Ruling without prior coordination with Purchaser. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Tax Ruling as promptly as practicable.

Section 6.11            D&O Insurance; Indemnification Agreements.(a)From and after the Effective Time, Purchaser shall cause the Company and the Surviving Corporation to fulfill and honor all the obligations of the Company pursuant to the indemnification agreements, with each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of any current or former Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”), which agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Purchaser, from and after the Effective Time until seven years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and bylaws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company’s Articles of Association and comparable organizational documents of the relevant Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

(b)                Purchaser or the Company shall purchase, effective as of the Effective Time, a non-cancellable “tail” policy (the “Tail Policy”). The Tail Policy shall provide coverage for a period of seven (7) years from the Effective Time,  cover each Indemnitee and  contain terms, conditions, retentions, limits and scope of coverage no less favorable to the Indemnitees than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement. Purchaser shall, and shall cause the Surviving Corporation to, maintain the Tail Policy in full force and effect and honor all obligations thereunder; provided, however, that Purchaser shall not be required to pay a premium for the Tail Policy in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement.

(c)                The Indemnitees to whom this Section 6.11 applies shall be intended third party beneficiaries of this Section 6.11. The provisions of this Section 6.11 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives. Purchaser or the Company shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 6.11 in accordance with the terms of the indemnity and the Tail Policy.

(d)                This Section 6.11 shall be binding upon Purchaser and the Surviving Corporation and their respective successors and assigns. In the event that Purchaser or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.11. If the Tail Policy is not purchased, for the seven-year period commencing immediately after the Effective Time, Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Purchaser may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a “tail” policy).

Section 6.12            Merger Sub Obligations. Purchaser shall cause Merger Sub to comply with all of its obligations under this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, Merger Sub shall not, and Purchaser shall not permit Merger Sub to, conduct any business or undertake any activities except as required to perform its express obligations hereunder.

Section 6.13            Employee Matters.(a) For purposes of eligibility under the employee benefit plans of Purchaser, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off under New Plans, each Company employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates.

(b)                Purchaser shall cause the Surviving Corporation or its Subsidiaries to pay the transaction bonuses set forth on Section 6.13(b) to the Company Disclosure Schedule to the applicable Company employees and contractors at the time salaries are paid in respect of the calendar month in which the Closing occurs, provided that each such transaction bonus shall be deemed earned as of the Effective Time by the applicable Company employee or contractor who is employed or engaged as of the Effective Time by the Company or a Subsidiary thereof and shall be payable regardless of whether the applicable Company employee or contractor remains employed or engaged by the Surviving Corporation or any of its Subsidiaries at the time of payment. All such payments shall be subject to any deductions and withholdings required under applicable Law.

Section 6.14            Conduct of Business by Purchaser. Purchaser and Merger Sub covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, each of Purchaser and Merger Sub:

(a)                Merger Sub shall not, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of: (i) any shares of capital stock or other ownership interests in Purchaser, Merger Sub or any such Subsidiary; or (ii) any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or other ownership interests Merger Sub;

(b)                shall take all action necessary to consummate the transactions contemplated by this Agreement;

(c)                shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the Merger or the other Transactions contemplated by this Agreement; and

(d)                shall maintain sufficient unencumbered cash and immediately available funds to pay, when due, the Aggregate Merger Consideration and all other amounts payable by Purchaser or Merger Sub pursuant to this Agreement. Purchaser shall deposit, or cause to be deposited, the full Aggregate Merger Consideration with the Paying Agent in accordance with Section 3.2(a), pursuant to irrevocable instructions requiring the Paying Agent to hold such funds in trust for the benefit of the holders of Company Shares and Vested Company Share Options and to release and apply such funds solely in accordance with Article III. Purchaser shall not, and shall cause its Affiliates not to, take any action that would reasonably be expected to impair the availability of such funds or delay, prevent or impair the payment of the Aggregate Merger Consideration when due.

Section 6.15            Nasdaq. The Company shall use its reasonable best efforts prior to the Closing Date to cause the Company Shares to be delisted from Nasdaq and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 6.16            Resignations. The Company shall deliver, at Closing, written resignations and waivers of claims, effective as of the Effective Time, of: (i) the members of the Board of Directors; )and (ii) Monica Iancu, as a director, officer and employee, whose resignation, waiver and release of claim will provide that she receives no severance, termination, or other payment in connection with her resignation, all on a form to be agreed between the Parties prior to the Closing Date.

Section 6.17            Disclosure Update. At or prior to Closing, the Company shall deliver to Purchaser updated Company Disclosure Schedules reflecting any changes to the information set forth therein that have occurred between the date of this Agreement and the Closing Date.

Section 6.18            Net Cash Update. At least three days prior to Closing, the Company will provide Purchaser with an updated detailed calculation of the Net Cash Amount, substantially in the form provided at signing this Agreement (which is attached as Schedule 6.18 and includes Transaction Expenses). For greater certainty, this updated Net Cash Assets calculation will not be a condition of Closing or otherwise impact Closing.

Section 6.19            Transaction Expenses. At or before Closing, except as set forth in Section 6.13(b), the Company will settle the amounts of, and pay, all fees, expenses and costs of the Company and its affiliates relating to the Transactions (“Transaction Expenses”), including the director and officer Tail Policy and those of investment bankers (including any fairness opinion or go-shop fees, expenses and costs), lawyers, and those relating to the Company Shareholders’ Meeting.

Article VII

Conditions Precedent

Section 7.1               Conditions to Each Party’s Obligation to Effect the Merger.The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)                Shareholders Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Articles of Association of the Company.

(b)                Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(c)                Certificate of Merger. The Companies Registrar shall have confirmed that it is prepared to issue the Certificate of Merger immediately following notice of the completion of the Closing in accordance with Section 6.7(b).

(d)                Injunction. No injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other similar legal restraint or prohibition (collectively, “Restraints”) preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect.

Section 7.2               Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a)                (i) The representations and warranties of Purchaser and Merger Sub contained in Sections 5.2, 5.3 and 5.5 shall be true and correct as of the Closing Date as if made on and as of the Closing Date and (ii) the remaining representations and warranties of Purchaser and Merger Sub set forth herein shall be true and correct as of the date hereof and as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except, in the case of (ii), for such failures to be true and correct as would not prevent consummation of the Merger or the performance of Purchaser’s and Merger Sub’s obligations hereunder. The Company shall have received a certificate signed on behalf of Purchaser by the chief executive officer of Purchaser to such effect.

(b)                Purchaser and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)                Purchaser shall have deposited with the Paying Agent cash in an amount sufficient to pay the Aggregate Merger Consideration, with receipt confirmed by the Paying Agent.

(d)                The Parent Guarantee shall remain in full force and effect in accordance with its terms.

Section 7.3                                           Conditions to Obligations of Purchaser and Merger Sub to effect the Merger. The obligation of Purchaser and Merger Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a)                The representations and warranties of the Company contained in (i) Section 4.2 shall be true and correct as of the Closing Date in all but de minimis respects as if made on and as of the Closing Date (except to the extent such representation or warranty is expressly made as of a specific earlier date, in which case as of such date), and (ii) the remaining representations and warranties of the Company set forth herein shall be true and correct as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of a specific earlier date, in which case as of such date) except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect. Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(b)                The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                Between the date of this Agreement and the Closing Date, there shall not have been any Material Adverse Effect.

Article VIII

Termination

Section 8.1               Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the requisite approval of the shareholders of the Company and Merger Sub:

(a)                by mutual written consent of Purchaser and the Company;

(b)                by either Purchaser or the Company if:

(i)                 the Merger shall not have been consummated by April 10, 2027 (the “End Date”); provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) is not then in material breach of its obligations under this Agreement in a manner that has caused the failure to consummate the Merger on or before the End Date;

(ii)               if the Company Shareholders’ Meeting shall have been duly held and the votes cast at such meeting (including any adjournment or postponement thereof) shall be insufficient to constitute the Company Shareholder Approval;

(iii)             any Restraint having any of the effects set forth in Section 7.1(d) shall be in effect and shall have become final and non-appealable, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement; or

(iv)              if the other Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement that (i) would give rise to the failure of a condition set forth in Article VII and (ii) cannot be or has not been cured within 30 calendar days after receipt of written notice thereof from the other Party; provided that the Party seeking termination shall not be in material breach of its obligations under this Agreement;

(c)                by the Company, in accordance with Section 6.5(e), provided that it has complied in all material respects with the provisions of Section 6.5 and that it has simultaneously confirmed in writing to Purchaser that it will pay the Break-Up Fee pursuant to Section 8.3;

(d)                by Purchaser, in each case if Purchaser is not in material breach of its obligations under this Agreement, if the Board of Directors or any committee thereof shall have effected a Change of Recommendation, or failed to include its recommendation of this Agreement and the Merger in the proxy statement to be sent to the Company’s shareholders pursuant to Section 6.7(a); or

(e)                by the Company, if the conditions set forth in Section 7.1 and Section 7.3 of this Agreement are satisfied or waived (other than those conditions that by their terms are to be satisfied at Closing) and Purchaser has failed to consummate the Merger no later than five (5) Business Days after the Company’s delivery of notice of such satisfaction to Purchaser.

Section 8.2               Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.1 above will be effective immediately upon written notice of the terminating Party to the other Parties hereto specifying the provision of this Agreement on which such termination is based. If this Agreement is terminated by either the Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and shall have no further effect, without any liability or obligation on the part of Purchaser or the Company, except (i) for claims for damages to the extent that such termination results from the willful and material breach by a Party of any of its representations, warranties, covenants or agreements in this Agreement; provided, that in any event, the amount of damages to be paid by the Company and its Subsidiaries and Affiliates for any such breach shall be limited to the amount of the Break-Up Fee, and (ii) notwithstanding the foregoing, the Confidentiality Agreement, Section 8.1, this Section 8.2, Section 8.3 and Article IX shall survive any termination of this Agreement in accordance with their respective terms.

Section 8.3               Fees and Expenses.(a)Expenses. Whether or not the Merger is consummated and except as otherwise provided in this Agreement, including without limitation Section 8.3(b), each Party shall bear its own expenses in connection with the Transactions.

(b)                Break-up Fee. Notwithstanding any provision in this Agreement to the contrary, if:

(i)                 this Agreement is terminated by Purchaser pursuant to Section 8.1(d) for action or inaction by the Company for reasons related to the receipt of an Acquisition Proposal, the Company shall pay to Purchaser, within twenty (20) Business Days of such termination, a fee of $1.0 million in cash (the “Break-Up Fee”); or

(ii)               this Agreement is terminated by Company pursuant to Section 8.1(c), the Company shall pay to Purchaser, within twenty (20) Business Days of such termination, the Break-Up Fee; or

(iii)             (A) after the date of this Agreement and prior to its termination, an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company and shall not have been withdrawn prior to such termination (or, in the case of termination pursuant to Section 8.1(b)(ii), prior to the Company Shareholders’ Meeting), (B) this Agreement is terminated by either Purchaser or the Company pursuant Section 8.1(b)(ii) or by Purchaser pursuant to Section 8.1(b)(iv), and (C) within six (6) months following such termination, the Company enters into a definitive agreement with respect to such Acquisition Proposal that is subsequently consummated, then the Company shall pay to Purchaser the Break-Up Fee within twenty (20) Business Days of such consummation, provided that, for purposes of this Section 8.3(b)(ii), each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”; or

(iv)              this Agreement is terminated by Purchaser pursuant to Section 8.1(b)(iv) as a result of a material breach by the Company of its obligations under Section 6.5, the Company shall pay to Purchaser, within twenty (20) Business Days of such termination, the Break-Up Fee.

(c)                The Break-Up Fee shall be paid in each case by wire transfer of same day funds as directed by Purchaser in writing and, once paid, the Break-Up Fee shall be the sole and exclusive remedy available to Purchaser and Merger Sub following termination of this Agreement, except as provided in Section 8.2 and Section 8.3(e), and the Company shall have no further liability with respect to this Agreement or the Transactions contemplated hereby to Purchaser, Merger Sub, their shareholders, Affiliates or otherwise. Any such payments shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Tax Law. For the avoidance of doubt, in no event shall the Company be required to pay the Break-Up Fee more than once, regardless of whether more than one provision of this Agreement gives rise to an obligation to pay the Break-Up Fee.

(d)                Each of the Company and Purchaser acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions. If the Company fails to pay the Break-Up Fee when due, the Company shall reimburse the Purchaser for all reasonable costs and expenses actually incurred or accrued, including reasonable fees and expenses of counsel, in connection with the collection and enforcement of this Section 8.3.

Article IX

Miscellaneous

Section 9.1               Amendment.This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement; provided, however, that, after approval of the Merger by shareholders of the Company, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.2               Governing Law and Venue. THIS AGREEMENT SHALL BE SOLELY GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ISRAEL, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF ISRAEL OR OTHERWISE) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF ISRAEL. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The Parties hereby (i) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that delivery of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, (ii) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (iii) agree that they will not bring any action relating to this Agreement or the Transactions in any court other than the court located in Tel Aviv-Jaffa. Each Party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.3               Extension; Waiver.At any time prior to the Effective Time, a Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement by a Party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.4               Notices. All notices, claims, demands and other communications hereunder shall be in writing and delivered personally or by internationally recognized overnight courier (providing proof of delivery), or email to the Parties at the following addresses or email addresses (or at such other address or email address as shall be specified by like notice). All notices, claims, demands and other communications hereunder shall be deemed given: (i) when delivered personally; (ii) when delivered by an internationally recognized overnight courier, with written confirmation of delivery; or (iii) when sent by electronic mail, if sent on a Business Day before 5:00 p.m. local time at the recipient’s location, and otherwise on the next Business Day, provided that no automated error or undeliverable notice is received by the sender, in each case to the addresses or email addresses specified below, or to such other address or email address as a Party may specify by notice in accordance with this Section 9.4.

If to the Purchaser or Merger Sub, to:

Steve Sadler

Enghouse Systems Limited

80 Tiverton Court, Suite 800

Markham, ON, Canada, L3R 0G4

Email: steve.sadler@enghouse.com

With a copy (which shall not constitute notice) to:

Todd May

Enghouse Systems Limited

80 Tiverton Court, Suite 800

Markham, ON, Canada, L3R 0G4

Email: todd.may@enghouse.com
(b) If to the Company, to:

MIND C.T.I. Ltd.
2 HaCarmel Street
Yokneam Illit 2066724, Israel
Email: monica@mindcti.com
Attention: Monica Iancu

With a copy (which shall not constitute notice) to:

Goldfarb Gross Seligman & Co.
98 Yigal Alon Street
Tel Aviv 6789141, Israel
Email: adam.klein@goldfarb.com
Attention: Adam M. Klein, Adv.

Section 9.5               Interpretation.When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or including are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a Party to this Agreement or any other agreement or document contemplated hereby shall include such Party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement or any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

Section 9.6               Counterparts.This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered by fax or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood and agreed that all Parties need not sign the same counterpart.

Section 9.7               Entire Agreement; Third-Party Beneficiaries.This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Purchaser Disclosure Schedule:

(a)                constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and

(b)                except for (1) the rights of the Company’s shareholders to receive the Merger Consideration at the Effective Time, (2) the right of the holders of Company Share Options to receive the Option Cash Payment at the Effective Time, (3) subject to Article VIII hereof, the right of the Company, on behalf of its shareholders and holders of Company Share Options, to collect the Aggregate Merger Consideration (or any portion thereof) and/or pursue damages in the event of Purchaser’s or Merger Sub’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Purchaser and Merger Sub, and (4) the provisions of Section 6.11 (D&O Insurance; Indemnification Agreements) hereof, this Agreement is not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder.

For the avoidance of doubt, nothing in this Agreement supersedes, terminates or otherwise limits the Parent Guarantee or any rights or remedies of the Company thereunder, in each case in accordance with its terms.

Section 9.8               Severability.If any term or other provision of this Agreement or the application hereof is declared invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that they shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.9               Other Remedies; Specific Performance.Except as otherwise provided herein, any and all remedies expressly conferred upon a Party shall be cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any remedy shall not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties shall be entitled, without any requirement to post a bond or other security, to seek injunctions or other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Without limiting the foregoing, the Company shall be entitled to seek specific performance to compel Purchaser and Merger Sub to consummate the Merger and to deposit, or cause to be deposited, the Aggregate Merger Consideration with the Paying Agent in accordance with Section 3.2(a) and Section 6.14(d).

Section 9.10            Assignment.Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. No duties under this Agreement may be delegated, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment or delegation in violation of this Section 9.10 shall be void. Subject to the aforesaid in this Section 9.10, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 9.11            Non-Survival of Representations, Warranties and Agreements.Except as set forth in Section 8.2, the representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII of this Agreement, as the case may be, except that this Section 9.11 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.11.

[Signature pages follow]

IN WITNESS WHEREOF, Purchaser, Merger Sub and the Company have caused this Agreement to be duly executed and delivered as of the date first written.

ENGHOUSE HOLDINGS (UK) LIMITED
By:	/s/ Vinh Lien Name: Vinh Lien Title: Director

ENG HOUSE MERGER SUBSIDIARY LTD.
By:	/s/ Vinh Lien Name: Vinh Lien Title: Director

MIND C.T.I. LTD.
By:	/s/ Monica Iancu Name: Monica Iancu Title: Chairperson of the Board